FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2004

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

Translation of registrant’s name into English

3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

Address of principal executive offices

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT

1.	A company announcement made on July 29, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)

Date: August 2, 2004	By:	/s/ Kenji Kinoshita
Kenji Kinoshita
Senior Executive Officer

Komatsu Ltd.
Corporate Communications Dept.
Tel: +81-(0)3-5561-2616
Date: July 29, 2004
URL: http://www.komatsu.com/

Consolidated Business Results for the First Quarter

of the Fiscal Year Ending March 31, 2005 (US GAAP)

1. Matters Related to the Production of the Outline of Business

1) Simplified accounting procedures: Adopted in part to calculate tax expenses.

2) Changes in accounting procedures since the last consolidated fiscal year: None.

3) Changes in group of entities:

Consolidated subsidiaries

Added: 4 companies             Removed: 3 companies

2. Results for the First Quarter of the Fiscal Year Ending March 31, 2005

(1) Consolidated Financial Results	(Amounts are rounded to the nearest million yen)	Millions of yen

	First quarter ended June 30, 2004	First quarter ended June 30, 2003	Changes		FY ended March 31, 2004
Net sales	318,122	265,604	52,518	19.8%	1,196,418
Operating profit	18,149	9,232	8,917	96.6%	65,926
Income before income taxes, minority interests and equity in earnings	19,443	7,750	11,693	150.9%	27,036
Net income	10,378	3,740	6,638	177.5%	26,963
Net income per share (Yen)
Basic	¥10.46	¥3.77	6.69		¥27.17
Diluted	¥10.45	¥3.77	6.68		¥27.16

Notes:	1) Percentages shown in net sales, operating profit, income before income taxes and net income represent the rates of change compared with the corresponding first quarter a year ago.
2) Operating profit stated above is the sum of segment profit. The amount is consistent with custom of the Japanese accounting principle by subtracting cost of sales and selling, general and administrative expenses from net sales. This amount does not represent consolidated operating profit under U.S. GAAP.

(2) Consolidated Financial Position

	As of June 30, 2004	As of March 31, 2004
Total assets (Millions of yen)	1,338,449	1,348,645
Shareholders’ equity (Millions of yen)	437,386	425,507
Shareholders’ equity ratio (%)	32.7	31.6
Shareholders’ equity per share (Yen)	440.67	428.73

3. Projections for the Fiscal Year ending March 31, 2005

Millions of yen

	Net sales	Income before income taxes	Net income
For the first half of fiscal year	645,000	34,000	17,500
The full fiscal year	1,300,000	72,000	37,000
Projected	net income per share (Basic) ¥ 37.28

*	Announced on May 7, 2004
*	Concerning its business results for the fiscal year ending March 31, 2005, Komatsu is pleased to report good progress towards company projections that were announced on May 7, 2004, therefore Komatsu doesn’t change its projection at this stage.

4. Management Performance (Consolidated)

Consolidated net sales for the first quarter of the fiscal year ending March 31, 2005, increased 19.8% over the previous corresponding period, to ¥318.1 billion. Net income for the first quarter expanded 177.5%, to ¥10.3 billion. These results represent three consecutive first-quarter improvements in both sales and profits.

In addition to significant growth in sales recorded by the construction and mining equipment business, Komatsu’s mainstay operation, sales of industrial machinery, vehicles and other operations as well as the electronics business also improved. Operating profit* surged 96.6% over the previous corresponding period, to ¥18.1 billion, demonstrating continued efforts by Komatsu to improve earnings, and recording growth in both sales and profits for all business segments.

Concerning consolidated business results for the interim period and the full fiscal year ending March 31, 2005, we are pleased to report that our projections announced on May 7, 2004 remain sound and effective today.

*	In conformity with the Japanese accounting principles, operating profit is obtained by subtracting cost of sales and selling, general and administrative expenses, from net sales.

Construction and Mining Equipment

Consolidated net sales of construction and mining equipment made a big gain of 22.9% over the corresponding period a year ago, to ¥241.9 billion, against the backdrop of expanded demand worldwide. Operating profit for this business segment climbed 71.2% over the previous corresponding period, to ¥17.0 billion.

In particular, Komatsu accelerated sales in North America, Asia and Oceania with strong demand for mining equipment, and in the Middle East with active infrastructure developments. Komatsu also expanded sales of new equipment centering on hydraulic excavators in Japan. In China, sales declined from the previous corresponding period, as demand dropped due to the Chinese government’s credit squeeze measure and other adverse factors.

[Sales of Construction & Mining Equipment by Region (Sales Destination)]

Millions of yen

	First quarter ended June 30, 2004 1USD=110JPY 1EUR=132JPY	First quarter ended June 30, 2003 1USD=119JPY 1EUR=137JPY	Changes Increase (Decrease)
	(A)	(B)	(A)-(B)%
Japan	58,270	52,831	5,439	10.3
Americas	70,779	51,072	19,707	38.6
Europe	42,728	36,511	6,217	17.0
Asia* & Oceania	36,434	21,155	15,279	72.2
China	14,938	22,043	(7,105)	(32.2)
Middle East & Africa	18,805	13,299	5,506	41.4
Total	241,954	196,911	45,043	22.9

*	Japan and China are excluded.

Industrial Machinery, Vehicles and Others

Consolidated net sales of industrial machinery, vehicles and other operations increased 7.8% over the corresponding period last year, to ¥50.5 billion for the first quarter under review. Operating profit for this business segment expanded 47.1%, to ¥0.7 billion.

Komatsu Group companies, including Komatsu Forklift Co., Ltd., the agricultural and forestry equipment business of Komatsu Zenoah Co., Komatsu Machinery Corporation and Komatsu Logistics Corp., all improved their sales and profits.

Electronics

Consolidated net sales from the electronics business grew 17.5% over the previous corresponding period, to ¥25.5 billion for the first quarter under review. Operating profit for this business segment totaled ¥1.8 billion.

Komatsu Electronic Metals Co., Ltd. substantially expanded sales and profits in Taiwan, China and Southeast Asia where demand for silicon wafers thrived as well as in Japan with strong demand driven by good sales of digital consumer electronics. Advanced Silicon Materials LLC recorded strong sales of polycrystalline silicon and monosilane gas.

5. Financial Conditions (Consolidated)

Total assets amounted to ¥1,338.4 billion at the end of the first quarter under review, representing a decline of ¥10.1 billion. While inventories grew in line with expanded demand, decreased trade notes and accounts receivable together with the appropriation of cash and cash equivalents to repayments of interest-bearing debt reduced total assets.

Interest-bearing debt totaled ¥433.4 billion, a decrease of ¥26.5 billion from the last fiscal year-end. As a result, net debt-to-equity ratio [(interest-bearing debt – cash and cash equivalents – time deposits)/shareholders’ equity] improved to 0.88 at the end of the first quarter under review from 0.91 at the last fiscal year-end.

Condensed Consolidated Balance Sheets

Millions of yen

	As of June 30, 2004	As of March 31, 2004	Changes Increase (Decrease)
	(A)	(B)	(A)-(B)
Assets
Current assets:
Cash and cash equivalents	¥46,963	¥71,406	¥(24,443)
Time deposits	22	64	(42)
Trade notes and accounts receivable	342,475	354,184	(11,709)
Inventories	278,933	255,866	23,067
Other current assets	100,330	98,861	1,469

Total current assets	768,723	780,381	(11,658)

Investments	80,705	78,872	1,833

Property, plant and equipment - Less accumulated depreciation	366,125	367,361	(1,236)

Other assets	122,896	122,031	865

Total	1,338,449	1,348,645	(10,196)

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term debt (including current maturities of long-term debt)	142,599	152,925	(10,326)
Trade notes and accounts payable	226,239	218,911	7,328
Income taxes payable	7,038	12,957	(5,919)
Other current liabilities	137,697	135,039	2,658

Total current liabilities	513,573	519,832	(6,259)

Long-term liabilities	348,719	365,660	(16,941)

Minority interests	38,771	37,646	1,125

Shareholders’ equity:
Common stock	67,870	67,870	—
Capital surplus	135,675	135,675	—
Retained earnings	255,862	249,454	6,408
Accumulated other comprehensive income (loss)	(18,352)	(23,794)	5,442
Treasury stock	(3,669)	(3,698)	29

Total shareholders’ equity - net	437,386	425,507	11,879

Total	¥1,338,449	¥1,348,645	¥(10,196)

Short & long-term debt	433,484	460,068	(26,584)

Condensed Consolidated Statements of Income

(For the three months ended June 30, 2004 and 2003)

Millions of yen

	2004		2003		Changes Increase (Decrease)
	(A)%		(B)%		(A)-(B)%
Revenues

Net sales	¥318,122	100.0	¥265,604	100.0	¥52,518	19.8
Interest and other income	5,170	1.6	4,095	1.5	1,075

Total	323,292	—	269,699	—	53,593	19.9

Costs and expenses

Cost of sales	236,149	74.2	196,714	74.1	39,435
Selling, general and administrative expenses	63,824	20.1	59,658	22.5	4,166
Interest expense	2,646	0.8	3,764	1.4	(1,118)
Other expense	1,230	0.4	1,813	0.7	(583)

Total	303,849	—	261,949	—	41,900	16.0

Income before income taxes, minority interests and equity in earnings	19,443	6.1	7,750	2.9	11,693	150.9

Income taxes	7,660	2.4	2,783	1.0	4,877

Minority interests in (income) of consolidated subsidiaries	(1,507)	(0.5)	(1,037)	(0.4)	(470)

Equity in earnings (losses) of affiliated companies	102	0.0	(190)	(0.1)	292

Net income	10,378	3.3	3,740	1.4	6,638	177.5

Business Segment Information

(For the three months ended June 30, 2004, and 2003)

Millions of yen

	First quarter ended June 30, 2004 1USD=110JPY 1EUR=132JPY			First quarter ended June 30, 2003 1USD=119JPY 1EUR=137JPY			Changes Increase (Decrease)
	Sales	Segment Profit	Margin %	Sales	Segment Profit	Margin %	Sales	Segment Profit
Construction & Mining Equipment	244,936	17,016	6.9	198,985	9,941	5.0	45,951	7,075
Industrial Machinery, Vehicles and Others	64,607	778	1.2	55,622	529	1.0	8,985	249
Electronics	25,590	1,893	7.4	21,824	137	0.6	3,766	1,756
Subtotal	335,133	19,687	5.9	276,431	10,607	3.8	58,702	9,080
Corporate & Elimination	(17,011)	(1,538)	—	(10,827)	(1,375)	—	(6,184)	(163)
Total	318,122	18,149	5.7	265,604	9,232	3.5	52,518	8,917

Consolidated Sales by Operation

(For the three months ended June 30, 2004, and 2003)

Millions of yen

	First quarter ended June 30, 2004		First quarter ended June 30, 2003		Changes
	Sales	Ratio (%)	Sales	Ratio (%)	Sales	(%)
Construction & Mining Equipment
Japan	58,270	18.3	52,831	19.9	5,439	10.3
Overseas	183,684	57.8	144,080	54.2	39,604	27.5
	241,954	76.1	196,911	74.1	45,043	22.9
Industrial Machinery, Vehicles and Others
Japan	35,478	11.2	34,604	13.0	874	2.5
Overseas	15,100	4.7	12,311	4.7	2,789	22.7
	50,578	15.9	46,915	17.7	3,663	7.8
Electronics
Japan	13,070	4.1	11,054	4.2	2,016	18.2
Overseas	12,520	3.9	10,724	4.0	1,796	16.7
	25,590	8.0	21,778	8.2	3,812	17.5
Total
Japan	106,818	33.6	98,489	37.1	8,329	8.5
Overseas	211,304	66.4	167,115	62.9	44,189	26.4
	318,122	100.0	265,604	100.0	52,518	19.8